UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2017

Commission File Number

Novogen Limited

(Translation of registrant’s name into English)

Level 5, 20 George Street, Hornsby, NSW 2077, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Kate Hill

Kate Hill

Company Secretary

Date 10 April 2017

An emerging oncology drug developer with two clinical-stage programs Novogen Limited April 2017 NRT NVGN

Forward-Looking Statements This presentation contains “forward-looking statements” within the meaning of the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that could cause the actual results of the Company to differ materially from the results expressed or implied by such statements, including changes from anticipated levels of customer acceptance of existing and new products and services and other factors. Accordingly, although the Company believes that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. The Company has no obligation to sales, future international, national or regional economic and competitive conditions, changes in relationships with customers, access to capital, difficulties in developing and marketing new products and services, marketing existing products and services update the forward-looking information contained in this presentation.

Corporate Overview | Novogen’s Transformation Enhanced Pipeline GDC-0084 in-licensed from Genentech in October 2016 Under development for Glioblastoma (primary brain cancer) Completed phase I human trial in 47 patients Phase II human trial to start in 2017 Open IND with US FDA, strong IP protection, and premanufactured API TRXE-002-1 developed from pre-existing Novogen research Under development for ovarian cancer Phase I human trial currently underway in Australia and US New senior management with extensive international industry experience Global Scientific Advisory Board of eminent cancer research specialists Accessing the best global innovation available Bring in programs with some of the risky, time-consuming work already done Partner with big pharma for expensive and labour-intensive late-stage development and commercialisation Strengthened Team Focused Strategy

Dr James Garner Chief Executive Officer & Managing Director Physician / MBA; Extensive pharma drug development experience Dr Gordon Hirsch Chief Medical Officer Physician / MBA; Twenty years of pharmaceutical industry experience Dr Peng Leong Chief Business Officer Eighteen years of business development and investment banking experience Kate Hill Company Secretary Chartered accountant, and former audit partner at Deloitte Management | Experienced New Management Team

Expertise | Global Scientific Advisory Board Professor Sir Murray Brennan Dr Karen Ferrante Professor Peter Gunning Professor Alex Matter New York Boston Sydney Singapore Former head of oncology research at Novartis Led team that discovered Gleevec® (imatinib), one of the first targeted therapies for cancer Head of School of Medical Sciences at UNSW Extensively published cancer researcher and academic Former Chief Medical Officer at Millennium Contributed to multiple novel cancer therapies including Velcade® (bortezomib) Chairman Emeritus of Department of Surgery at MSKCC Former Vice President of American College of Surgeons

Strategy | Accelerating Value Realisation Partner with big pharma for late-stage development to bring to market Bring in under-valued assets from other pharmaceutical companies Conduct focused clinical trials Identify optimal patient groups Understand safety and dosing Engage with external experts Identify Value Build Value Realise Value Proceeds of outbound licensing reinvested in earlier-stage assets $ Reduce cycle time: 2-4 years to get to value inflection Improve portfolio strength: access the best global innovation Mitigate risk: bring in assets which already partially de-risked

Portfolio | Diversified Pipeline – Two Assets in Human Trials Lead Optimisation Preclinical Proof-of-Concept IND-Enabling Tox & CMC Phase I Clinical Trials Phase II Clinical Trials Patent Expiry SBP TRXE-002-1 Cantrixil 2035 SBP TRXE-009 Trilexium 2035 PI3K GDC-0084 2032 Ovarian Cancer Solid Tumours Glioblastoma (Brain Cancer) Phase II 2017 CLINICAL DEVELOPMENT (HUMAN TESTING) Data 2018 PRECLINICAL DEVELOPMENT (ANIMAL & LABORATORY TESTING) ATM Next-Gen ATM Solid Tumours TBD

GDC-0084 | How it Works PI3K A central biochemical control mechanism in the growth of cells PI3K ACTIVATED PI3K INHIBITED TUMOUR GROWTH TUMOUR INHIBITION 85 – 90% of glioblastoma cases have PI3K ‘switched on’ GDC-0084 switches off PI3K activation, arresting growth of tumour cells >50% of patients at therapeutic doses (45-65mg) in phase I human trials achieved ‘stable disease’

Comparators | US-based PI3K Companies Single asset company with one PI3K inhibitor in phase I human trials US$ 122 million Market Cap One PI3K inhibitor in phase II human trials, one other drug in phase III, and two in animal testing US$ 600 million Market Cap One PI3K inhibitor in phase II human trials Acquired by big pharma in 2011 for US$ 375 million Other companies focused on the PI3K technology have achieved value recognition in the market

GDC-0084 | What Makes it Different One PI3K inhibitor is already a marketed drug, providing validation for the approach Others PI3K inhibitors are in human trials against a wide range of cancer types GDC-0084 inhibits all the four main types of PI3K, whereas Zydelig mainly targets just one type GDC-0084 is able to cross the blood-brain barrier, which most PI3K inhibitors cannot

GDC-0084 | Unmet Need in Brain Cancer Lung 14 million cancer cases per annum Breast Colon Prostate Stomach No clear cause or strong risk factors 3-4 months untreated survival 12-15 months average survival with treatment Any age, but most common in 60s Five-year survival 3 – 5% ( breast cancer: 90%) Most common drug treatment is temozolomide (Temodar®), used after surgery and radiotherapy Ineffective in approximately two-thirds of patients Glioblastoma Multiforme 133,000 cases per annum worldwide Indicative Market Opportunity US$ 1 billion

Efficacy Signals GDC-0084 | Promising Human Trial Data Safety Phase I safety trial conducted by Genentech 47 patients enrolled with advanced brain cancer Most common adverse events were mouth ulcers and increase in blood sugar (common effects of PI3K inhibitors) No evidence of liver, bone marrow, kidney toxicity, or mood disturbances Data presented at American Society for Clinical Oncology annual meeting in Chicago, June 2016 GDC-0084 Comparison 40% Achieved ‘stable disease’ Arresting Tumour Growth 21-52% in studies of Avastin in similar patients 21% Remained on study for >3 months Potentially Delaying Progression Median progression-free survival of 1 month 26% Showed ‘metabolic partial response’ Slowing Tumour Activity Potentially better predictor of clinical response than MRI

GDC-0084 | Phase II Study Starting 2H 2017 Debulking surgery prior to study entry Radiotherapy + temozolomide Maintenance temozolomide Maintenance GDC-0084 R Phase II study design to target first-line patients, following surgery and radiotherapy Patients in United States, Australia and other countries, under oversight of US Food & Drug Administration under an open IND Will target patients who are resistant to temozolomide (approximately two-thirds of glioblastoma patients) Commencement: 2H 2017 (Jul – Dec 2017) Duration: approx. 2.5 years Number of patients: approx. 200 (100 per arm) prior to entering study during study Regulatory Strategy Study will be designed to provide robust evidence of clinical efficacy using progression-free survival (PFS) as primary endpoint FDA provides a mechanism for promising drugs in diseases with high unmet need to receive ‘accelerated approval’ prior to completion of a definitive phase III study. Avastin (bevacizumab) was approved for recurrent GBM in this way Novogen hopes to discuss potential for accelerated approval with FDA after completion of phase II

GDC-0084 | Longer-Term Expansion Opportunities Glioblastoma Metastatic brain cancer Other types of cancer Best opportunity to run a focused clinical program Fastest path to market Up to 10 times as many patients as glioblastoma Potential to expand use of GDC-0084 after a successful launch in glioblastoma ‘Blue sky’ potential PI3K inhibitors have potential to treat many types of cancer Novogen’s Core Focus Potential Opportunity for Future Partners

TRXE-002-1 (Cantrixil) | How it Works Tumor cancer stem cells daughter cells Chemo-therapy Recurrence Data courtesy of Prof Gil Mor, Yale University Ovarian cancer tumours contain a mixture of different cell types Chemotherapy is not very active against ‘cancer stem cells’ Cancer stem cells important to tumour recurrence and resistance TRXE-002-1 is active against both regular cancer cells and cancer stem cells, and may therefore help to prevent recurrence Mouse Model

Cause of death for 1 in 100 women 10% of cases are primarily genetic in origin TRXE-002-1 | Unmet Need in Ovarian Cancer Lung 14 million cancer cases per annum Breast Colon Prostate Stomach >60% of patients have disease spread at diagnosis 80% of patients are over 50 years of age Five-year survival 45% ( breast cancer: 90%) Chemotherapy only curative in ~20% of ovarian cancers More than half of patients with advanced disease will recur within 1-4 years Ovarian Cancer 239,000 cases per annum worldwide Indicative Market Opportunity US$ 1.5 billion

TRXE-002-1 | Significant Progress in 12 Months Feb – Jul 2016 Conduct of IND-enabling CMC and toxicology studies Aug – Sep 2016 Review of Investigational New Drug (IND) Application by US FDA, with successful approval after 30 day review period Oct – Nov 2016 Activation of clinical sites Shipping of study drug to warehouses and sites Preliminary identification of eligible patients Dec 2016 onwards Recruitment of ovarian cancer patients into study Key Milestone: Target of IND application in August 2016 was announced in May 2016 Key Milestone: Target of First Patient In by end of 2016 was announced in Feb 2016 Data Anticipated 1H 2018 ü ü

TRXE-002-1 | Human Clinical Trials Started in December 2016

Trial Sites	Patient Population	Study Design	Completion
• ~6 hospitals in United States and Australia • Investigators are generally specialist gynaecological oncologists with clinical trial experience	• Women with confirmed ovarian cancer • Resistant or refractory to at least one prior line of therapy (generally a platinum compound)	• Standard dose escalation to establish maximally tolerated dose (MTD) • Expansion phase at MTD to explore signals of clinical activity	• Forecast 18 month study duration • Actual duration will depend on how many dose cohorts are required to establish MTD

Study performed under Investigational New Drug (IND) application with United States Food & Drug Administration (FDA) – provides careful validation and supports eventual product approval in United States

In addition to standard efficacy measures (via CT scan), study will measure exploratory biomarkers to seek signals of clinical activity

NOVOGEN

17

Laboratory Research | Reprioritisation of ATM Projects ATM-3507 (Anisina) Program Terminated – April 2017 Under development since 2013 Novel approach to targeting the structural components of cancer cells, based on research from UNSW Animal studies showed unfavourable balance of activity and toxicity Funding and resources internally reallocated to other programs Next-Generation ATM Program Competitive CRC-P Grant Awarded – Feb 2017 New approach to targeting structural components of cancer cells Aims to avoid challenges seen with older programs First drug development program to be awarded competitive CRC-P Grant by Federal Government Grant provides $3 million of funding over three years, on top of $1 million from Novogen

Milestones | Rich Series of Value-Driving Activities in 2017 GDC-0084 (phase II study in brain cancer) Transfer of IND with US FDA Transfer of responsibility for intellectual property Completion of manufacture of capsules for trial Consultation with FDA to confirm approach Submission and approval of regulatory filings for study Submission and approval of hospital ethics applications Commencement of enrolment of patients (‘First Patient In’) TRXE-002-1 (phase I study in ovarian cancer) Completion of dose escalation phase Granting of patents in US, EU, and other territories Reporting of phase I data in 1H 2018 Next- Generation ATM Program Commencement of work under grant ü ü

Tel:(+61) 02 9472 4101 Email:info@novogen.com